Mail Stop 6010

                                                September 9, 2005

Michael R. Rodriguez
Senior Vice President, Finance and
 Chief Executive Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618

Re:	Endocare, Inc.
Draft of Amendment to Annual Report on Form 10-K for the fiscal year ended December 31, 2004
Draft of Amendment to Form 10-Q for the quarters ended
March 31, 2005 and June 30, 2005
Provided September 1, 2005
File No. 0-27212

Dear Mr. Rodriguez:

      We have reviewed your drafts and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft Amendment No. 2 to Form 10-K for the Year Ended December 31,
2004

Item 9a. Controls and Procedures

1. We note you plan to restate your Form 10-K/A to properly classify gains and losses as components of operating income. We also note that you plan to restate your 2005 Forms 10-Q to properly account for certain warrants as liabilities. Please revise your proposed Item 9(a) disclosure for both the Form 10-K/A and the Forms 10-Q/A to:

* Explicitly acknowledge the restatement
* State whether in light of the restatement management continues to believe disclosure controls and procedures are effective and if so why.

Also, for purposes of your Forms 10-Q/A, if management has made a material change to the company`s internal controls over financial reporting, please make the disclosure required by Item 308(c) of Regulation S-K.

Draft Amendment No. 1 to Forms 10-Q for the Quarterly Periods
Ended
March 31, and June 30, 2005

Item 1. Condensed Consolidated Financial Statements

2. Please tell us why you reflect the liability related to the common stock warrants as long-term and not current. We note that the warrants are exercisable at any time during the next five years.

      You may contact Eric Atallah at (202) 551-3663 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or me at
(202)
551-3617 with any other questions.

      Sincerely,


							Russell Mancuso
							Branch Chief


cc (via fax): Steven G. Rowles, Esq.

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Michael R. Rodriguez
Endocare, Inc.
September 9, 2005
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